July 14, 2010

Michael Balmuth, Chief Executive Officer
Ross Stores, Inc.
4440 Rosewood Drive
Pleasanton, California 94588-3050

   RE: **Ross Stores, Inc.**
        Form 10-K FYE January 30, 2010
        Filed March 30, 2010
        File No. 0-14678

Dear Mr. Balmuth:

        We have completed our review of your filing and do not have any further comments at
this time.

                                            Sincerely,

                                            John Reynolds,
                                            Assistant Director